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                                               Consumer Portfolio Services, Inc.
                                                        16355 Laguna Canyon Road
                                                                Irvine, CA 92618

Via EDGAR

May 15, 2007

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-9303
Attn.:  Mr. Gregory Dundas

RE:      CONSUMER PORTFOLIO SERVICES, INC.
         REGISTRATION STATEMENT ON FORM S-3
         SEC FILE NO. 333-135357

Ladies and Gentlemen:

         Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Consumer Portfolio Services, Inc. (the "Company") hereby applies for the immediate withdrawal of its Registration Statement on Form S-3, File No. 333-135357, together with all exhibits thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on June 27, 2006. It has not been declared effective and no securities have been sold in connection with the offering.

         The Company's request is based on a determination not to proceed with the registration of the shares included in the Registration Statement at this time. Accordingly, the Company hereby respectfully requests the immediate withdrawal of the Registration Statement.

         The Company further requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in accordance with Rule 457(p) of the Securities Act.

         If you have any questions concerning our request for withdrawal, please call Mark Harris of Andrews Kurth LLP, our counsel, at 214-659-4425. Please also provide a copy of the Order consenting to this withdrawal to Mr. Harris by facsimile at 214-659-4773.

Very truly yours,

CONSUMER PORTFOLIO SERVICES, INC.

By: /s/ CHARLES E. BRADLEY, JR.
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Charles E. Bradley, Jr.
President and Chief Executive Officer